[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

May 6, 2010

Ms. Katherine Wray

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deltek, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed March 5, 2010
File No. 333-162308

Dear Ms. Wray:

This letter sets forth the response of Deltek, Inc. (the “Company” or “Deltek”) to the comment letter, dated March 17, 2010, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-162308)(the “Registration Statement”) filed March 5, 2010 (“Amendment No. 1”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). This letter is being filed with Amendment No. 2.

Incorporation by Reference, page 31

1.	Please revise your registration statement to specifically incorporate by reference your annual report on Form 10-K for the fiscal year ended December 31, 2009, and provide updated disclosure as appropriate elsewhere in the registration statement. See Item 12(a) of Form S-3. For related guidance, see also Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company has revised the list of documents incorporated by reference to include the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009 and has provided updated disclosure as appropriate elsewhere in the Registration Statement in response to the Staff’s comment.

2.	In addition, we note that the Form 10-K for the fiscal year ended December 31, 2009, incorporates by reference its Part III information from your definitive proxy statement, which is not yet filed. In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement before the Form S-3 is declared effective or include the Part III information in an amended Form 10-K. Refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company notes the Staff’s comment and advises the Staff that on April 12, 2010, the Company filed its definitive proxy statement containing the Part III information.

*        *        *

Ms. Katherine Wray

May 6, 2010

Should you have any questions or comments with respect to this filing, please call me at (202) 639-7078.

Sincerely,

/s/ Vasiliki B. Tsaganos

Vasiliki B. Tsaganos

cc:	Mark P. Shuman (Securities and Exchange Commission)
Kevin T. Parker (Deltek, Inc.)
David R. Schwiesow (Deltek, Inc.)